UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

China Xiniya Fashion Limited
(Name of Issuer)

Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)

G2162C 106
(CUSIP Number)

July 16, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G2162C 106

1.	NAMES OF REPORTING PERSONS

Tung Kwo Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		10,680,000[1]
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		10,680,000[1]
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,680,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.6%
12.	TYPE OF REPORTING PERSON*

IN

1 Represented by 3.67 million American Depositary Shares, with each ADS representing four ordinary shares.

CUSIP No. G2162C 106

1.	NAMES OF REPORTING PERSONS

Tung Kwo Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		10,680,000[1]
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		10,680,000[1]
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,680,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.2%
12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. G2162C 106

Item 1.

(a)	Name of Issuer:

China Xiniya Fashion Limited

(b)	Address of Issuer’s Principal Executive Offices:

4th Floor, 33 Wang Hai Road, Xiamen Software Park Phase II

Xiamen, Fujian Province 361000

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Tung Kwo Li

(b)	Address of Principal Business Office or, if none, Residence:

Room 3607,

Tower One, Lippo Centre

89 Queensway, Hong Kong

(c)	Citizenship:

People’s Republic of China

(d)	Title of Class of Securities:

Ordinary Shares, par value US$0.00005 per share

(e)	CUSIP Number:

G2162C 106

CUSIP No. G2162C 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,680,000[1].

(b)	Percent of class: 4.2%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 10,680,000[1].

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 10,680,000[1].

(iv)	Shared power to dispose or to direct the disposition of 0.

[1] Represented by 3.67 million American Depositary Shares, with each ADS representing four ordinary shares.

CUSIP No. G2162C 106

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2012
Date

/s/ Tung Kwo Li
Signature

Tung Kwo Li
Name/Title